UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For March 26, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


On March 22, 2002, Commercial Consolidators Corp. announced that that further to their press release of January 22, 2002, Commercial Consolidators Corp. ("CCZ") has agreed to financing terms with the U.S. based financial institution for American Way Importing Corp., operating as American Way Cellular ("American Way").

On March 25, 2002, Commercial Consolidators Corp. invites you to join its live Webcast at The American Stock Exchange Online Conference on Wednesday, April 3, 2002 at 12:00 noon, EST


Copy of the News Releases and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMERCIAL CONSOLIDATORS CORP.
     /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   March 26, 2002





Exhibit 1
News Release
March 22, 2002

TORONTO - March 22, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that further to our press release of January 22, 2002, Commercial Consolidators Corp. ("CCZ") has agreed to financing terms with the U.S. based financial institution for American Way Importing Corp., operating as American Way Cellular ("American Way"). The credit facility totaling $12 million is comprised of a $7 million operating line and a $5 million term loan, the combined purposes of which are to assume American Way's renegotiated $6 million term debt, with the balance used to reduce CCZ's current high yield debt, as well as for general working capital. Closing will coincide with the closing of the American Way acquisition, anticipated by April 30, 2002. The credit facility is subject to credit underwriting approval by the financial institution, and final approval of the Board of Directors of Commercial Consolidators.

"We are extremely pleased with the proposed financing terms," states Commercial Consolidators' Chief Executive Officer Mr. Guy Jarvis. "The combined credit facility will not only facilitate the acquisition of American Way which expands our presence into the rapidly growing Western U.S. wireless marketplace, but also enables Commercial Consolidators to refinance some of our existing short-term high yield debt".

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact Investor Relation Services at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"

GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein

Exhibit 2
News Release
March 25, 2002

TORONTO - March 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt) announced that it will be presenting at the American Stock Exchange's upcoming online conference, "Where Savvy Investors Meet Undiscovered Companies." You are invited to listen to management's slide presentation that will be webcast live during the conference on Wednesday, April 3rd, 2002 at 12:00 noon, EST with Mr. Guy Jarvis, Chief Executive Officer of Commercial Consolidators Corp. The webcast information is as follows:

What:		Commercial Consolidators Corp.

When:		Wednesday, April 3rd, 2002 at 12:00 noon, EST

Where:	http://www.amex.com or http://www.ccbn.com/

How:	Live over the Internet - Simply log on to the web at one of the addresses above. Listeners should go to one of the sites at least 15 minutes before the event to install the needed software. Minimum software required to listen is Windows Media Player, downloadable free at http://windowsmedia.com/download/download/asp

If you are unable to participate during the live Webcast, the presentation will be archived on these sites for 90 days.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.


For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein

Exhibit 3
BC FORM 53-901F
March 26, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

March 22, 2002 and March 25, 2002

ITEM 3	PRESS RELEASE

Issued March 22 and March 25, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

1) Commercial Consolidators Corp. announced that further to our press release of January 22, 2002, Commercial Consolidators Corp. ("CCZ") has agreed to financing terms with the U.S. based financial institution for American Way Importing Corp., operating as American Way Cellular
("American Way").

2) Commercial Consolidators Corp. announced that it will be presenting at the American Stock Exchange's upcoming online conference, "Where Savvy Investors Meet Undiscovered Companies".


ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A" and "B"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Greg Burnett
Telephone:	604-669-2615

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 26th day of March 2002.

"Greg  Burnett"
_______________________________
Greg Burnett
Director


SCHEDULE "A"

COMMERCIAL CONSOLIDATORS CORP. AGREES TO TERMS ON
US$12 MILLION CREDIT FACILITY IN CONNECTION
WITH AMERICAN WAY CELLULAR ACQUISITION


TORONTO - March 22, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that further to our press release of January 22, 2002, Commercial Consolidators Corp. ("CCZ") has agreed to financing terms with the U.S. based financial institution for American Way Importing Corp., operating as American Way Cellular ("American Way"). The credit facility totaling $12 million is comprised of a $7 million operating line and a $5 million term loan, the combined purposes of which are to assume American Way's renegotiated $6 million term debt, with the balance used to reduce CCZ's current high yield debt, as well as for general working capital. Closing will coincide with the closing of the American Way acquisition, anticipated by April 30, 2002. The credit facility is subject to credit underwriting approval by the financial institution, and final approval of the Board of Directors of
 Commercial Consolidators.

"We are extremely pleased with the proposed financing terms," states Commercial Consolidators' Chief Executive Officer Mr. Guy Jarvis. "The combined credit facility will not only facilitate the acquisition of American Way which expands our presence into the rapidly growing Western U.S. wireless marketplace, but also enables Commercial Consolidators to refinance some of our existing short-term high yield debt".

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact Investor Relation Services at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS


"Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-
looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

SCHEDULE "B"


COMMERCIAL CONSOLIDATORS CORP.
INVITES YOU TO JOIN ITS WEBCAST AT THE AMERICAN STOCK EXCHANGE ONLINE
CONFERENCE

TORONTO - March 25, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt) announced that it will be presenting at the American Stock Exchange's upcoming online conference, "Where Savvy Investors Meet Undiscovered Companies." You are invited to listen to management's slide presentation that will be webcast live during the conference on Wednesday, April 3rd, 2002 at 12:00 noon, EST with Mr. Guy
 Jarvis, Chief Executive Officer of Commercial Consolidators Corp. The webcast information is as follows:

	What:		Commercial Consolidators Corp.

	When:		Wednesday, April 3rd, 2002 at 12:00 noon, EST

	Where:	http://www.amex.com or http://www.ccbn.com/

How:		Live over the Internet - Simply log on to the web at one
of the addresses above. Listeners should go to one of the sites at least 15 minutes before the event to install the needed software. Minimum software required to listen is Windows Media Player, downloadable free at http://windowsmedia.com/download/download/asp

If you are unable to participate during the live Webcast, the presentation will be archived on these sites for 90 days.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"
___________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein